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                                                                      EXHIBIT 20

                  [ARGYLE TELEVISION, INC. LOGO APPEARS HERE]

                          News From Argyle Television
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FOR RELEASE:                                    CONTACT:
                June 11, 1996                                   Bob Marbut
                                                                210-828-1700

        ARGYLE TELEVISION CLOSES ON ACQUISITION OF TELEVISION STATIONS
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                                 KHBS AND KHOG
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San Antonio, TX.  Argyle Television, Inc. (NASDAQ: ARGL) today closed its previously announced acquisition of ABC-affiliated television stations KHBS, Fort Smith Arkansas, and its satellite KHOG, Fayetteville, Arkansas, from Sigma Broadcasting.

KHBS and KHOG generated $7.9 million of net revenues in 1995. Argyle has been supplying substantially all of the programming and selling the commercial air time on the stations since April under a Time Brokerage Agreement with Sigma. Through May, advertising revenues for the first five months of 1996 are running 12% above the first five months of 1995.

With this acquisition, Argyle now owns and operates stations in six television markets.

Bob Marbut, Argyle's chairman and CEO, said, "We are pleased to welcome KHBS and KHOG to the Argyle family. These are strong stations in a very attractive market, one that will add to Argyle's geographic diversity."

Argyle president and chief operating officer, Blake Byrne, announced the appointment of Jeff Rosser as president of KHBS and KHOG. Rosser, 48, was most recently president and general manager of WNAC, Argyle's Fox-affiliated station in Providence, Rhode Island. Prior to that, he was president and general manager of KDFW, the CBS affiliate in Dallas that was owned by the Argyle predecessor company, Argyle Television Holdings, Inc. Before becoming part of the Argyle organization in 1993, Rosser held general management jobs in Dallas and Birmingham and had news management assignments in Boston, New York and Tulsa.

Byrne said, "Jeff has been with Argyle Television since its creation and is a founding shareholder as well. He brings a wealth of television station operating experience to his new assignment."

Rosser replaces Darrel Cunningham, who had been general manager under the previous ownership. Byrne added, "We want to thank Darrel for his management of the stations and wish him the very best."

Today, Argyle Television, Inc. owns and operates network-affiliated stations WZZM-TV, the ABC affiliate in Grand Rapids, MI; WGRZ-TV, the NBC affiliate in Buffalo, NY; WNAC-TV, the Fox affiliate in Providence, RI; KITV-TV, the ABC affiliate in Honolulu, HI; WAPT-TV, the ABC affiliate in Jackson, MS; and, KHBS, the ABC affiliate in Fort Smith, AR, and its satellite KHOG, the ABC affiliate in Fayetteville, AR. Argyle's Series A Common Stock trades on the Nasdaq National Market System under the symbol "ARGL".


            200 Concord Plaza, Suite 700  San Antonio, Texas 78216
                      (210) 828-1700  Fax (210) 828-7300